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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Gottex Multi-Asset Endowment Master Fund (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-22415

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒   Initial Application           ☐   Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Boston Place, Suite 2600

201 Washington St.

Boston, MA 02109

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Matthew R. DiClemente

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103

(215) 564-8173

William H. Woolverton

Gottex Fund Management

One Boston Place, Suite 2600

201 Washington St.

Boston, MA 02109

(617) 532-0200

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, ..31a-2]:

UMB Fund Services

235 W Galena Street

Milwaukee, WI 53212-3948

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐  Open-end           ☒   Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

The Fund was organized as a statutory trust in the state of Delaware.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Gottex Fund Management
One Boston Place, Suite 2600

201 Washington St.

Boston, MA 02109

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC, located at Three Canal Plaza, Suite 100, Portland, Maine 04101, was engaged to serve as the Fund’s principal underwriter.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐   Yes           ☒   No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒   Yes           ☐   No

If Yes, state the date on which the board vote took place: July 11, 2014.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐   Yes ☒   No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Fund’s organizational documents do not require shareholder approval to liquidate and terminate the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒   Yes           ☐   No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Liquidating distributions were made by the Fund on August 15, 2014, November 19, 2014 and February 2, 2015.

(b)	Were the distributions made on the basis of net assets?

☒   Yes          ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒   Yes           ☐   No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to shareholders made in-kind?

☐   Yes           ☒   No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐   Yes           ☒   No

If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐   Yes           ☒   No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

The Fund is a master fund, and its only shareholders are two affiliated feeder funds (Gottex Multi-Asset Endowment Fund – I and Gottex Multi-Asset Endowment Fund – II), each of which has distributed substantially all of its assets to shareholders and is in the process of winding up its affairs.

(b)	Describe the relationship of each remaining shareholder to the fund:

As noted in response to question 18(a) above, the Fund’s two remaining shareholders are affiliated feeder funds that invest substantially of their assets in the Fund.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒   Yes           ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

In accordance with Rule 8f-1 under the Investment Company Act of 1940, the Fund has distributed substantially all of its assets to shareholders and is in the process of winding up its affairs. The Fund’s only remaining assets consist of (1) a receivable for $109,242, which equals the aggregate audit hold-back by three private funds that the Fund sold in 2014 in connection with its liquidation, (2) a receivable of $14,103 from Gottex Fund Management, Ltd., the advisor, for waived expenses, and (3) approximately $148,069 in cash that will be used to pay the Fund’s remaining expenses and amounts to the two remaining shareholders. (See the response to question 21 below.) The amount of the audit hold-back will be paid to the Fund following the completion of the annual audit of the private funds’ 2014 financial statements.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒   Yes           ☐   No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Please see the Fund’s response to question 19 above.

(b)	Why has the fund retained the remaining assets?

Please see the Fund’s response to question 19 above.

(c)	Will the remaining assets be invested in securities?

☐   Yes           ☒   No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒   Yes           ☐   No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Foreside Fund Services for CFO services of $1,667; UMB Bank, n.a. for custody services $2,000; Tax Services by Deloitte LLP of $43,000; Legal Services by Stradley Ronon Stevens & Young, LLP of $5,000; Edgar filings fees of $400; payable to Gottex Multi-Asset Endowment Fund – I of $63,206; and payable to Gottex Multi-Asset Endowment Fund – II of $127,935.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Fund intends to pay these outstanding liabilities with the cash retained from the liquidation of the Fund’s assets. Any assets remaining after the payment of the Fund’s outstanding debts or other liabilities will promptly be distributed to the Fund’s shareholders on a pro rata basis.

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $9,500

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $400 (filing fees)

(iv)	Total expenses (sum of lines (i)-(iii) above): $9,400

(b)	How were those expenses allocated? The expenses were allocated to the Fund.

(c)	Who paid those expenses? The Fund.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐   Yes           ☒   No

If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐   Yes          ☒   No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐   Yes           ☒   No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Gottex Multi-Asset Endowment Master Fund, (ii) he is the President, Secretary and Chief Legal Officer of Gottex Multi-Asset Endowment Master Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ William H. Woolverton

William H. Woolverton

President, Secretary and Chief Legal Officer

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